Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-156098

WELLPOINT, INC.

FINAL TERM SHEET

Dated August 10, 2011

Issuer:	WellPoint, Inc.

Size:	$400 million aggregate principal amount of 2.375% Notes due 2017 (the “2017 Notes”) $700 million aggregate principal amount of 3.700% Notes due 2021 (the “2021 Notes”)

Maturity:	February 15, 2017 for the 2017 Notes August 15, 2021 for the 2021 Notes

Coupon (Interest Rate):	2.375% for the 2017 Notes 3.700% for the 2021 Notes

Anticipated Ratings*:	Baa1 / A- / A- (All Stable)

Yield to Maturity:	2.467% for the 2017 Notes 3.714% for the 2021 Notes

Spread to Benchmark Treasury:	Treasury + 1.550% for the 2017 Notes Treasury + 1.600% for the 2021 Notes

Benchmark Treasury:	1.500% due 7/31/2016 for the 2017 Notes 3.125% due 5/15/2021 for the 2021 Notes

Benchmark Treasury Yield:	0.917% for the 2017 Notes 2.114% for the 2021 Notes

Interest Payment Dates:	February 15 and August 15 to record holders on the next preceding February 1 and August 1

First Coupon:	February 15, 2012

Optional Redemption Provision:	Make-whole call at Treasury + 0.250% at any time for

the 2017 Notes.

Make-whole call at Treasury + 0.300% at any time; in addition, par call at any time on or after May 15, 2021 (three months prior to their maturity date) for the 2021 Notes.

Price to Public:	99.530% for the 2017 Notes 99.884% for the 2021 Notes

Gross Proceeds to Issuer (before expenses):	$398,120,000 for the 2017 Notes $699,188,000 for the 2021 Notes

Net proceeds to Issuer (before expenses):	$395,720,000 for the 2017 Notes $694,638,000 for the 2021 Notes

Trade Date:	August 10, 2011

Settlement Date:	August 15, 2011

Day Count:	30/360

CUSIP/ISINs:	94973V AV9 / US94973VAV99 (2017 Notes) 94973V AW7 / US94973VAW72 (2021 Notes)

Active Joint Book-Running Managers:	Citigroup Global Markets Inc. UBS Securities LLC

Passive Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (2017 Notes) Wells Fargo Securities, LLC (2017 Notes) Barclays Capital Inc. (2021 Notes) Merrill Lynch, Pierce, Fenner & Smith Incorporated (2021 Notes)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus, which, in the case of the issuer, you may request the prospectus by calling Corporate Secretary, (317) 488-6000 or emailing shareholder.services@wellpoint.com at WellPoint, Inc. In the case of Citigroup Global Markets Inc., you may request the prospectus by calling (877) 858-5407, and in the case of UBS Securities LLC, you may request the prospectus by calling (877) 827-6444, ext. 561 3884.